INVEST IN **LODE**

Non-Alcoholic Beer, Bourbon and Cocktails infused with hemp

drinklode.com Louisville, KY





Highlights

1. Awarded 1st place $15,000 prize for best pitch at KY Governor's School for Entrepreneurs.

2. Awarded 2nd place price of $2000 for Cardinal Challenge Pitch Competition

3. Patent Pending Protected formula for THC Fermented Beverages.

4. One of the first to market hemp-based THC infused Beer

5. National Science Foundation Innovation Corps Award Winner

6. Founded by Innovation MBA graduate from the University of Louisville, a top 25 by Harvard Business

Featured Investor



Jessica Voyles-Miller

Invested $5,000 ⓘ

Follow

Syndicate Lead

REALESTATE and Business buff

"I have been intrigued about LODE since hearing about it. Especially with Nick Tehrani's education and experience in the Brewery industry. I myself have a business degree from Indiana University. When researching LODE, Nick Tehrani I was thoroughly impressed with the entire concept. He also has a MBA FROM THE UNIVERSITY OF LOUISVILLE. With his knowledge and marketing experience in the brewing industry I felt like this is a solid investment. I'm excited to be involved. I can't wait to see what the future holds for LODE and Nick Tehrani."

Our Founder



Nick Tehrani CEO

Entrepreneurial MBA from University of Louisville, Vice President Cohort - Former Media Consultant and News Editor - Health Science Researcher for University of Louisville - Fmr. Marketing Professional For Against The Grain - Brewery Research at Akasha Brewery

at Akasha Brewery.

A new approach...


DRINK YOUR
CANNABIS
AND IT
TASTES GOOD
LODE
NON-ALCOHOLIC BEER WITH 5MG OF THC

Non-Alcoholic Beer, Bourbon and Cocktails

Welcome to LODE, where we aspire to transcend the conventional craft beer industry by exploring the uncharted terrain of products infused with THC derived from hemp. Nick Tehrani, a media & marketing expert with a visionary outlook on brewing and an unwavering adoration for beer, established our brand.

Our goal is not only to produce THC-infused beverages but also to transform the way people perceive sessionable bar drinks. We aspire to push the boundaries of what a beverage can be by blending the conventional artistry of beer with the unexplored potential of cannabis. Our mission is to provide the best non-alcoholic option readily available at every bar, restaurant, and convenience store.



The mission

BE THE BEST TASTING ALTERNATIVE TO ALCOHOL WITH A BUZZ

| CLEAN HEALTHY BUZZ MICRODOSED CANNABIS | DELICIOUS CRAFT BEER FLAVOR | SESSIONABLE THC THAT HITS WITHIN 10 MINUTES | SMOKE-FREE CANNABIS CONSUMPTION |

Why Invest in LODE now?

The beverage industry is transforming profoundly, with craft beverages and cannabis-infused products at the forefront of this dynamic shift. In this ever-evolving landscape, LODE presents an unparalleled opportunity to participate in the emergence of a new category of beverage- The cannabis beverage.

- **Rapid Industry Growth:** Cannabis-infused beverages are experiencing a surge in popularity, driven by the expansion of hemp legalization in 2018 and full cannabis legalization in over 25 states. It's a burgeoning market with immense growth potential.

a booming market with immense growth potential.

- **Founder's Vision:** Our founder, Nick Tehrani, is a passionate and dynamic leader with a unique perspective. His expertise sets LODE apart in this emerging industry.

- **New flavors each month:** LODE is not just dedicated to staying ahead; we are committed to setting the pace. Creating our facility specifically to make new flavors fast! Our core principle is innovation, which drives us to continuously push the boundaries of what can be achieved with THC-infused beer and cocktails.

- **Fast-Acting THC formula:** Our liquid THC product hits faster than other hemp-derived products available. It has the same effect & experience as smoking cannabis without the smell. It serves as a valid alternative to alcohol and allows for smoke-free cannabis consumption.

- **Increase Trend in Non-Alcoholic:** Through our research, we have uncovered a rising demand for non-alcoholic beverages, which presents a remarkable opportunity to cater to the evolving preferences of our target markets

Take us to the next step...

Product Market Fit

Marketing Campaign/Study
to analyze customer acquisition costs.

Evaluate Large Scale
Operational Costs

Road to LODE

The founder, Nick Tehrani, is obsessed with his product. It all started after his career in broadcast media, when he was running his startup marketing consulting company- after working a contract gig in beer marketing, Nick's love for brewing ignited, and he decided to become a brewer.

Nick's love for beer was evident in his countless hours of researching and experimenting with different flavorings. He went above and beyond to collect and ferment wild yeasts, distributing his craft brews to friends for taste testing. With a deep commitment to his craft, Nick designed his beer styles to perfect his creations. Then, he decided to begin conducting customer discovery research to serve the beer community better...





Nick Tehrani after placing 2nd in the 2023 UofL Cardinal Challenge

During this research, he realized a significant need for non-alcoholic beer, inspired by seeing patrons overindulge in a bar setting. Driven to provide an alternative session-able beverage that tastes good and offers functional benefits to users without added alcohol, Nick spent over a year designing and testing his non-alcoholic beer products as the business took shape at the University of Louisville.



Pictured: Bobby Garret (former Director of IMBA program, now Dean of) , Jeff Guan (Dean of University of Louisville College of Business, Nick Tehrani (2nd Place Winner of Cardinal Challenge),

The Promise of LODE

At LODE, we are dedicated to innovation and quality. We aim to produce THC-infused beer and redefine the core of what a functional beverage should offer consumers.

We create beverages that cater to cannabis users, allowing them to enjoy their favorite drink and consume cannabis while maintaining their lifestyle in public establishments.

At LODE, we take pride in our wide variety of carefully crafted THC-infused beers and cocktails that cater to different tastes and preferences. Our goal is not only to provide a drink with THC but also to create a unique and memorable experience that makes our customers come back for more.

Our Products

We have designed our brewery to quickly create new flavors, just like your local craft brewery, which allows us to test which flavors sell best and helps us research future investments.

Our non-alcoholic craft beer is a masterpiece that caters to the taste of everyone, from novice to expert. Our customers have praised our THC-

everyone, from novice to expert. Our customers have praised our THC infused beverage as the best in its class.

We currently offer three beers, three cocktails, and NA spirits on the way, but they will fluctuate greatly as the seasons change. The beer styles will also change, similar to a craft brewery.

Our NA Beer offerings:

- Funkendellic: A sour beer, the classic Gose beer style with a slight tangy fruited twist on the end. (COMING SOON)
- Cocoa's Classic Ale: Black Pils Style beer (Best Seller)
- Mango Mandy: This is a Mango Shandy made with 50% Bruder (pilsner) and 50% mango lemonade. It is a fruity and refreshing option for those looking for something light and sweet. (Summer 2025 flavor pick)

The NA Cocktails:

- Thor's Thunder Tonic
- Loki's Lemon Drop

Liquor Alternatives:








- NA Bourbon with Hemp derrived THC (currently in development)

Is THC Legal?

Delta-9 THC is the main ingredient in mainstream cannabis both hemp and marijuana (Delta-9-tetrahydrocannabinol) is a cannabinoid molecule derived from marijuana and hemp plants. Hemp is a complex plant with over 113 different cannabinoids, but the one that is sought after is Delta-9.

As of this writing, hemp-derived Delta 9-THC is legal in the United states. After the 2018 (and into 2023) Farm Bill was passed, it legalized all derivatives, cannabinoids, extracts, and isomers derived from hemp.

You may legally purchase products that contain 0.3% or less of Delta 9 concentrations on a dry weight basis. If you are buying Delta 9 in your home state and plan to leave, rest assured because hemp-derived Delta-9 is legal in every state.

You must be 21 years old or older to purchase hemp products in most of the United states.

Our Traction

Our journey has been marked by remarkable expansion and consistent consumer interest in our products. Over a brief period, LODE has rapidly developed into a reputable and esteemed name in the Louisville community, attracting a growing number of supporters each day.

Investing in LODE provides a unique financial opportunity beyond the tremendous monetary benefits. It allows the chance to participate in a pioneering brand transforming the THC-infused beverage market. You can establish your position as a shareholder in the thriving cannabis industry.

Why We Are Raising Investment

Our goal for the next year is twofold. Firstly, we aim to prove the product-market fit, a key milestone in our journey towards the next round of funding. Secondly, we aim to gain a better understanding of customer acquisition costs.

Our research indicates a little under 1 million potential local users. We are only limited by our ability to produce and distribute the product. The demand for cannabis products, particularly beverages, is incredibly high.



Total Serviceable Market

940,000
Local Users

Based on customer discovery research and secondary research

Current Process and Limitations


LODE TIMELINE
LIVE
Research and Development
Past 6 months: Build MVP
Currently Securing Commercial Production Contract
Lode Opens Tap Room

Our capacity to work efficiently in the shared kitchen space in NuLu is hindered by the lack of space and slow packaging speed. We are approaching a point where we are unable to accommodate additional empty cans and ingredients in dry storage, finished goods in cold storage, and fermentation vessels and packaging tanks on the floor and racks. Additionally, our canning process is fully manual due to the unavailability of a canning line installation.

As a result, we require a larger production facility with more space and faster equipment to meet our needs.

The Move to a Production Facility

We've officially moved into a new production space in the Highlands neighborhood of Louisville, Kentucky — a vibrant area that supports both manufacturing and direct retail. This 900 sq ft facility is more than four times the size of our original 200 sq ft space and provides the flexibility to meet our growing production needs while also allowing us to explore new customer experiences.

With this move, we can:

- Purchase cans and ingredients in bulk, significantly reducing our cost of goods sold (COGS).

- Build out cold storage capable of holding over 5,000 cans of Lode, giving us a buffer against supply chain delays and production slowdowns.

- Expand our team and streamline operations with clearly defined roles, increased output, and a focused marketing strategy.

- We've also custom-built a two-person semi-auto canning line, engineered by our head brewer and founder, Nick Tehrani. This line increases our packaging speed by up to 700% compared to our previous method — making production much more efficient without requiring a massive capital outlay.

- In addition to direct-to-consumer (DTC) sales, we've established early partnerships with two local restaurants and one brewery, and we are currently in discussions to secure a distribution agreement that will allow us to grow beyond Louisville.

The new facility will support:

- A 1-barrel brewing system producing up to 330 beers per batch

- Three 1-barrel fermenters that double as packaging tanks

- Cold storage for finished product and ingredients

- Shared access to larger-scale equipment through a subleasing partnership, allowing for seamless scaling as demand grows.

- This expansion is the foundation for building a true production-and-experience hub for Lode — helping us meet demand, stay flexible, and position the brand for long-term success.

Opportunities Ahead

- Nationwide Distribution



Total Addressable Market

184 million in sales of hemp based products in usa *From Statista

9x growth in 5 years

Mail Orders, Festivals And Retail

- **Retail Distribution**

- **Connection with Food distribution partner**

- **Expansion into surrounding states**

- **A Taproom for Non-Alcoholic beer**

We have set a milestone for ourselves to raise $175,000 in funds for this campaign to start building a Taproom in NuLu- this taproom will serve our Non-Alcoholic products and will act as a place to sell our products at a wholesale cost, making large profit margins. The space will allow Lode to showcase its brand qualities of authenticity and quality through its delicious food, refreshing drinks, and live music!



Rendering of the Gamer Corner At Lode Bar, with TVs, Consoles, and Competitive Gaming Streaming Live.





Cannabis Connoisseurs
Middle-Aged Beer Enthusiasts
Curious Cannabis Consumers
Gamers

What makes us unique?

Our Patent Pending THC-infused product is carefully crafted using a unique blend of ingredients that facilitates rapid onset, taking effect within minutes from ingestion, as opposed to the conventional cannabis edibles that may take up to 30 minutes or more to take effect. Our product is designed to be sessionable, much like alcohol, and to provide a pleasant buzz.





Our Competition
High Dose
Flavor Lacking
Flavor Centric
Low Dose
LODE

Our non-alcoholic beer boasts a distinct flavor profile that distinguishes it from other cannabis-infused drinks available in the market. Its taste

evokes the complex nuances of conventional fermented beverages. Our pioneering technique challenges the limits of non-alcoholic beer, resulting in a delectable and unparalleled product.

The Financial Side

Product Cost

Brewing cost
$2.08 Per Can $84 Per Keg

*15% Sales Commission and Transport Stipend

We sell for
$6 Per Can $270 Per Keg
$4.90 Per Glass

Retail for
$7.99 Per Can $7 Per Glass
55 Glasses per Keg

Cheaper Than Traditional Beer

Direct Distribution   Avoid Three Tier Distribution

Reduced Materials Expense   80% less grain

12 Month Budget

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	6 Month Total	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12		
Beginning cash balance	0	45,383	39,537	38,141	41,196	42,711		44,226	47,406	51,794	62,236	74,282	85,937		
Sales	7,500	15,000	15,000	15,000	15,000	15,000		30,000	30,000	30,000	30,000	30,000	30,000		
Investment	75,000	0	0	0	0	0		0	0	0	0	0	0		
NET WORKING CAPTIAL expense (100% over 2 mos)	-18,559	-7,361	-2,911	1,539	0	0		-6,735	-7,267	-1,213	391	0	0		
Change in cash	18,559	13,485	13,485	13,485	13,485	13,485		20,085	18,345	18,345	18,345	18,345	18,345		
Ending cash balance	45,383	39,537	38,141	41,196	42,711	44,226		47,406	51,794	62,236	74,282	85,937	97,592		
Profit	-11,059	1,515	1,515	1,515	1,515	1,515		9,915	11,655	11,655	11,655	11,655	11,655		
Net Profit/Loss	-11,059	-9,544	-8,029	-6,514	-4,999	-3,484		6,431	18,086	29,741	41,396	53,051	64,706		
Monthly ROI	-14.75%	2.02%	2.02%	2.02%	2.02%	2.02%		13.22%	15.54%	15.54%	15.54%	15.54%	15.54%	6 Month Total	12 Month Total
NET ROI	-15%	-13%	-11%	-9%	-7%	-5%	-4.65%	9%	24%	40%	55%	71%	86%	90.92%	86.28%

Future projections are not guaranteed.

Keeping it Lean



We don't spend When we don't sell

15-18 month sustainability without sales

10 month product shelf life

Commission based sales





The exit stratgey

Get acquired by larger beer manufacturer

Own 15-20% equity after sale

Remain a partner as CMO & Certified Brewmaster

Future projections are not guaranteed

Invest in LODE THC Beer and be a part of our vision to redefine the future of THC-infused beverages. Join us in crafting a legacy of innovation and quality that transcends expectations. Your investment can make a real difference in this dynamic industry.



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